Follow-Up Materials

06013112

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TransAmerica Industries

*CURRENT ADDRESS

**FORMER NAME PROCESSED

MAY 09 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3480 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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#82-3480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2005

ARl S
12-31-05

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2005

1.1 Date of Report: April 17, 2006

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, a minor interest in a gas well in Alberta, is party to an exploration joint-venture in Shandong Province, China and has become involved in the staking of uranium claims in British Columbia and several American States. These holdings are discussed in detail below.

As of December 31, 2005, the Company had net working capital of $2,299,505. In addition, the Company holds securities with a market value at December 31,2005, of $ 1,929,205. Working capital on hand at the year end, December 31, 2004, was $2,059,424, and the value of the Company's market securities was $2,066,278.

Description of the Company's Properties

URANIUM PROPERTY ACQUISITION PROGRAM

UNITED STATES

Trans America entered into a staking arrangement to acquire uranium properties in the Western United States. Under the agreement, dated April 1, 2005, Trans America agreed to fund the initial acquisition costs to a total of $1.25 million U.S. to acquire a 50% interest in the acquisition company, Neutron Energy, Inc, ("NEI").

Trans America's U.S. associates have extensive experience in the U.S. uranium industry in both In-situ Leach (ISL) and hardrock-type situations. They have been involved in the discovery of multi-million pound uranium deposits, one of which was developed into a major production facility before the collapse of uranium prices in the early 1980s. The group also possesses technical reports from this period including drill logs and related information that is assisting the group in its selection process.

By January, 2006 Trans America had fully advanced the $1.25 million U.S. and had earned its 50% interest. As of that time the acquisition company was able to report three completed acquisitions of the nine it was working on. Those acquisitions are as follows:

1.2 *Nature of Business and Overall Performance* (Continued)

Copper Mountain District, Wyoming

This area consists of approximately 2,052 hectares of mineral rights, is located 56 kilometres from Riverton, where four large, low-grade, uranium deposits were discovered. The largest deposit, The Canning, hosts a "historical resource" of 25.98 million tons containing 8.78 million pounds of U_3O_8, which is not compliant with NPI 43-101 and will need to be upgraded to meet this standard. Approximately 40% of the North Canning deposit is currently held by NEI. Although these estimates are not NPI 43-101 compliant, NEI has no reason to question the integrity of the estimates.

Rocky Mountain Energy Company reportedly spent over US$20 million on exploration and evaluation programs including reserve and resource estimation, deposit modeling, geotechnical studies, metallurgical testing and process development, hydrological investigations, environmental data collection, and base line studies. They drilled over 1,800 core and rotary percussion holes (274,320 metres), and discovered and expanded several uranium deposits. Metallurgical test work indicated that the uranium mineralization was amenable to low cost mineral processing methods.

Sundance Uranium Project, Wyoming

The 3,572 hectare Sundance uranium project is located about 322 kilometres northeast of Casper, Wyoming.

In 1970 a joint venture between Nuclear Dynamics, Inc. and Bethlehem Steel Corporation, (NuBeth) acquired a land position of nearly 40,460 hectares which discovered substantial zones of low grade uranium mineralization associated with an extensive system of roll fronts and an In-Situ leach pilot plant was constructed and successfully operated. The NuBeth joint venture drilled more than 5,000 exploration and development holes in the vicinity of the Sundance deposit, defining a new uranium district that has been estimated to contain several million pounds of uranium at a grade of approximately 0.05% U_3O_8.

All the uranium mineral deposits in the area surrounding our claims have confirmed In Situ leach potential as demonstrated by the results of the pilot plant program undertaken by the NuBeth joint venture in the late 1970's.

1.2 *Nature of Business and Overall Performance (Continued)*

NEI's mining claims cover important parts of two of the previously discovered deposits in the area and its state mining leases cover projections of the mineral systems to the north where the roll front complex has never been fully defined.

Edgemont District, South Dakota

These holdings include more than 1,942 hectares of mineral rights in the Edgemont uranium district that cover a substantial area of undeveloped uranium mineralization and exploration potential. NEI has also reached an agreement with a third party who has staked 45 unpatented lode mining claims comprising of 346 hectares that are contiguous with its mining claims.

Tennessee Valley Authority ("TVA") acquired a large land position in the 1970's and subsequently discovered several significant uranium deposits in the Edgemont district. Historical resources identified in the various reports totalled several million pounds. The NEI properties have the potential to host in the range of 6 to 7 million pounds of this historical resource. This potential quantity is conceptual in nature and there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Uranium mineralization at Edgemont area occurs as roll front deposits. The depth of uranium mineralization at the Edgemont project varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ leach-type situations.

2006 And Beyond

NEI is presently planning a corporate reorganization either through a Initial Public Offering or a Reverse Take Over of an existing U.S. company. Either alternative will dilute Trans America's 50% holding of NEI shares.

1.2 *Nature of Business and Overall Performance (Continued)*

In addition to its share holdings in NEI, Trans America and NEI have agreed to enter into a joint-venture agreement in respect to two claim blocks presently being acquired in the Ambrosia area of New Mexico.

Following the completion of the land acquisition program, the Company intends to ensure that its holdings are in full compliance with National Policy Instrument 43-101 after which a program will be developed to exploit the exploration and commercial potential on the properties.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

BRITISH COLUMBIA

In late March, 2005 Trans America staked two groups of mineral claims in the Southern Interior of British Columbia.

In as much as the company subsequently was able to enter into a relationship with Neutron Energy, Inc and thereby obtain access to seasoned U.S. properties it was decided to allow the B.C. Claims to lapse for lack of assessment work. Both claim groups lapsed as of March 28, 2006.

1.2 *Nature of Business and Overall Performance* *(Continued)*

SHANDONG PROJECT – JIAODONG PENINSULA, CHINA

The Company entered into an option and shareholder agreement (the "Shandong Option") dated January 14, 2005 and amended August 22, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising 900 square kilometers. To earn a 50% interest in the project, Trans America has provided $960,000 in initial funding. The funds were provided by Trans America participating in two MJS private placements. The proceeds will be used to carry out prospecting and exploration within the area of interest using western exploration techniques. TSA continues to hold MJS share purchase warrants. (See Other Assets Below.)

Within the area of interest MJS, under an agreement with Shandong Yantai Muping Gold Mine ("Muping"), has right's to acquire up to a 60% interest in three exploration licenses that MJS has under option. These licenses, totaling 26.68 square kilometers, are included in the Shandong Option. Trans America could earn 50% of whatever interest MJS earns in the existing licenses. Also MJS has applied for six additional licenses in the area of interest. Two of the six licenses have been granted covering an additional area of 24.68 square kilometers for the Shandong Option..

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

During 2005 applications for additional exploration licenses within the area of interest were applied for and governmental confirmation is pending.

It is proposed that upon receipt of the license grants a $600,000 (±) exploration program be undertaken for completion during 2006. The work program consists mostly of geochemical and geophysical work. In preparation of the 2006 work program MJS has undertaken to have a NI 43-101 report on the properties completed.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2005

1.2 *Nature of Business and Overall Performance (Continued)*

LYNN LAKE, MANITOBA

The Company holds 33 contiguous mining claims ("the Property") represents a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the town of Lynn Lake.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 27 in February of 2003 with six additional claims added later. The expiry date of the entire claim block is in the year 2014 as a result of the application of $868,514 in assessment work.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition,19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

1.2 *Nature of Business and Overall Performance (Continued)*

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

Trans America presently has no plan to carry out work on this project during 2006.

CLAYMORE/BONNIE GLEN GAS PROJECT

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The then operator, Mayfair Energy Ltd., now a wholly owned subsidiary of Compton Petroleum Corp. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production reached a sustainable flow from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2006.

Reference is made to the accompanying financial statements for the twelve months ended December 31, 2005 regarding revenue received and in particular to the consolidated statements of income and deficit.

Other Assets

The Company continues to hold the following corporate shares valued as of December 31, 2005:

1.2 *Nature of Business and Overall Performance (Continued)*

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE (December 31 2005)
Atacama Minerals Corp.	750,000	$ 436,184	$ 637,500
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	32,250
*Miramar Mining Corp.	100,000	65,934	292,000
Compliance Energy Corp.	122,946	35,000	118,028
Rare Element Resources Ltd. (common)	413,646	124,091	173,727
**Majestic Gold Corp. (common)	1,165,000	484,251	675,700
Total		$ 1,186,710	$ 1,929,205

Warrants:
Majestic Gold Corp.,
800,000 @ $0.90 (04/03/07),
**1,000,000 @ $0.50 (31/08/06)

* MIRAMAR shares were subsequently sold for total proceeds of $372,551.

** MAJESTIC shares were subsequently sold for total proceeds of $625,075.

** MAJESTIC warrants were subsequently exercised and sold for proceeds of $760,000

1.3 *Selected Annual Information*

n/a

1.4 *Results of Operations*

The company incurred net income of $664,816 for the year ended December 31, 2005 compared to a net loss of $471,021 in 2004. The most significant changes in results were a gain on sale of investments in 2005 of $706,816 and Nil for 2005, an income tax recovery of $107,000 for 2005 and Nil for 2004 and a write down of investments of Nil for 2005 and $129,767 for 2004.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2005

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	MARCH 31 2005	JUNE 30 2005	SEPTEMBER 30 2005	DECEMBER 31 2005
Total revenues	$ 41,290	$ 30,917	$ 44,120	**$ 52,131**
Net income (loss) for the period	$ 465,642	$ 352,249	$ (152,829)	**$ (246)**
Basic and diluted net income (loss) per share	$ 0.02	$ 0.02	$ (0.006)	**$ (0.000)**

	QUARTER ENDED			
	MARCH 31 2004	JUNE 30 2004	SEPTEMBER 30 2004	DECEMBER 2004
Total revenues	$ 23,880	$ 41,771	$ 36,725	$ 25,350
Net income (loss) for the period	$ (53,788)	$ (37,038)	$ (144,628)	$ (235,567)
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.002)	$ (0.007)	$ (0.012)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,299,505 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the quarter ended December 31, 2005, the Company paid $18,300 to a company owned by the President for consulting and office services.

1.10 *Fourth Quarter*

Fourth quarter results differed, in large measure, from the same quarter in the prior year as a result of the increase in net oil and gas revenues and a reduction in stock based compensation.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 8 to the December 31, 2005 financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Stephen P. Kenwood: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Trans America Industries Ltd.

We have audited the balance sheets of Trans America Industries Ltd. as at December 31, 2005 and 2004, and the statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

April 17, 2006

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS

	DECEMBER 31 2005	DECEMBER 31 2004
ASSETS		
Current		
Cash and cash equivalents	**$ 2,261,853**	$ 2,047,540
Accounts receivable	**35,737**	15,542
Prepaid expense	**12,000**	2,000
	2,309,590	2,065,082
Investments (Note 3)	**1,186,710**	1,442,773
Long-Term Advances (Note 4)	**1,222,140**	-
Capital Assets (Note 5)	**5,067**	3,317
Oil And Gas Property (Note 6)	**67,332**	82,924
Mineral Properties And Deferred Exploration Expenditures (Note 7)	**697,333**	697,333
	$ 5,488,172	$ 4,291,429
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 10,085**	$ 5,658
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	**11,076,998**	10,406,191
Contributed Surplus	**394,372**	537,679
Deficit	**(5,993,283)**	(6,658,099)
	5,478,087	4,285,771
	$ 5,488,172	$ 4,291,429

Approved by the Directors:

"David Duval" "John K. Campbell"

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT

	YEARS ENDED DECEMBER 31 2005	2004
Gas Sales	$ 137,303	$ 112,782
Cost Of Sales		
Royalties on gas sales	23,254	21,617
Depletion	15,592	14,569
Oil and gas property operating expenses	28,297	24,181
	67,143	60,367
	70,160	52,415
Expenses		
Amortization	1,246	903
Management and consulting fees (Note 9)	83,550	87,500
Office facilities and services	43,617	45,474
Property examination costs	25,190	-
Professional fees	27,522	22,584
Regulatory fees	12,984	11,653
Shareholder communication	-	2,660
Stock based compensation (Note 8)	42,000	211,811
Transfer agent	7,205	7,331
Travel and promotion	22,905	40,314
	266,219	430,230
Loss Before The Following Items	(196,059)	(377,815)
Interest Income	54,409	36,561
Gain On Sale Of Investments	706,816	-
Write Down Of Investments	-	(129,767)
Write Down Of Mineral Properties	(7,350)	-
	753,875	(93,206)
Net Income (Loss) before Income Taxes	557,816	(471,021)
Income Tax Recovery	107,000	-
Net Income (Loss) For The Year	664,816	(471,021)
Deficit, Beginning Of Year	(6,658,099)	(6,187,078)
Deficit, End Of Year	$ (5,993,283)	$ (6,658,099)
Income (Loss) Per Share - Basic	$ 0.03	$ (0.02)
Income (Loss) Per Share – Diluted	$ 0.03	$ (0.02)
Weighted Average Number Of Shares Outstanding – Basic	21,901,047	20,074,472
Weighted Average Number Of Shares Outstanding – Diluted	22,954,845	20,074,472

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2005	2004
Cash Flows Provided By (Used In) Operating Activities		
Net income (loss) for the year	$ 664,816	$ (471,021)
Add (Deduct) items not involving cash:		
Amortization	1,246	903
Depletion	15,592	14,569
Stock based compensation	42,000	211,811
Gain on sale of investments	(706,816)	-
Income tax recovery	(107,000)	-
Write down of investments	-	129,767
Write down of mineral properties	7,350	-
	(82,812)	(113,971)
Change in non-cash operating working capital items:		
Accounts receivable	(20,195)	75,376
Prepaid expense	(10,000)	63,421
Accounts payable and accrued liabilities	4,427	(17,370)
	(108,580)	7,456
Cash Flows Provided By Financing Activities		
Issue of share capital	592,500	425,000
Exploration grant	-	100,077
	592,500	525,077
Cash Flows Provided By (Used In) Investing Activities		
Purchase of investments	(960,000)	-
Proceeds from disposal of investments	1,922,879	-
Long term advances	(1,222,140)	-
Oil and gas property	-	(6,713)
Mineral properties and deferred exploration expenditures	(7,350)	(490,745)
Capital assets	(2,996)	(764)
	(269,607)	(498,222)
Increase In Cash And Cash Equivalents	214,313	34,311
Cash And Cash Equivalents, Beginning Of Year	2,047,540	2,013,229
Cash And Cash Equivalents, End Of Year	$ 2,261,853	$ 2,047,540
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

The Company is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties in Canada, China and the United States of America.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.

c) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Fair value approximates carrying value since they are short term in nature and are receivable or payable on demand.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

e) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

f) Capital Assets

Capital assets are stated at net book value. Amortization is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office equipment	20%
Computer equipment	30%

g) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

h) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all direct exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

i) Long-Lived Assets

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

j) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at December 31, 2005, the Company does not have any asset retirement obligations.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

l) Flow-Through Shares

Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee (EIC) in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, the Company records the income tax benefit arising from the renunciation as a recovery of income taxes in the statement of operations and a corresponding reduction in the share capital amounts recorded from the sale of the flow-through shares proceeds.

m) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are measured using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where future income tax assets are more likely than not to be realized.

n) Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only options and warrants with exercise prices less than current market prices are included in the dilution calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2004 as the effect of potentially issuable common shares is anti-dilutive.

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

a) Manitoba Properties (Continued)

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	2005	2004
Staking	**$ 29,066**	$ 29,066
Engineering and consulting	**63,900**	63,900
Survey and geophysical	**234,924**	234,924
Line cutting and roads	**137,912**	137,912
Supplies	**58,153**	58,153
Drilling	**282,500**	282,500
Assays	**22,079**	22,079
Reports and mapping	**39,980**	39,980
Mineral Exploration Assistance Program	**(171,181)**	(171,181)
	$ 697,333	$ 697,333

The Company received $nil from the Manitoba government in 2005 (2004 - $100,077) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

b) British Columbia Properties

During the year ended December 31, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia. The claims were abandoned.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

	2005	2004
Staking	**$ 2,635**	$ -
Assays	**190**	-
Reports and mapping	**4,525**	-
Write down of mineral properties	**(7,350)**	-
	-	-
Total mineral properties and deferred exploration expenditures	**$ 697,333**	$ 697,333

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre areas of interest, located in the Shandong Province in the People's Republic of China. The Company can earn its interest in the project by subscription to private placement units of MJS for a total investment of $960,000. The Company provided the funds by participating in two private placements of MJS units as follows:

i) 800,000 units of MJS at $0.70 each for a cost of $560,000. Each unit comprises one share and one share purchase warrant at a price of $0.90 for two years.

ii) 1,000,000 units of MJS at $0.40 each for a cost of $400,000. Each unit comprises one share and one share purchase warrant at a price of $0.50 for one year.

As at December 31, 2005, the Company has funded $960,000 pursuant to the option and shareholder agreement, however, MJS has not earned its 60% interest in the Shandong Project.

8. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2003	19,062,143	$ 9,878,562
Shares issued on exercise of warrants	1,000,000	300,000
Shares issued on exercise of options	500,000	125,000
Contributed surplus reduced on exercise of stock options	-	102,629
Balance, December 31, 2004	20,562,143	10,406,191

8. SHARE CAPITAL (Continued)

b) Issued (Continued)

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2004	20,562,143	$ 10,406,191
Shares issued for cash pursuant to private placements	1,000,000	400,000
Shares issued on exercise of options	550,000	192,500
Tax benefit on flow-through shares	-	(107,000)
Contributed surplus reduced on exercise of stock options	-	185,307
Balance, December 31, 2005	22,112,143	$ 11,076,998

During the year ended December 31, 2005, the Company completed a private placement of 1,000,000 units at $0.40 per unit for proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at $0.50 per share to February 28, 2006.

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the year ended December 31, 2005, the Company recorded $42,000 (2004 - $211,811) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	**3.04%**	3.1%
Expected life	**3 years**	3 years
Expected volatility	**126%**	116%
Expected dividend yield	**-**	-
Weighted average of fair value of options granted	**$0.80**	$0.24

8. SHARE CAPITAL (Continued)

d) Options Outstanding

As at December 31, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31 2005	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	-	December 15, 2010
1,025,000		1,000,000	

A summary of changes in stock options for the year ended December 31, 2005 and 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.42
Granted	900,000	0.36
Exercised	(500,000)	(0.25)
Repriced	(600,000)	(0.56)
Repriced	600,000	0.35
Balance, December 31, 2004	1,500,000	0.35
Granted	100,000	1.07
Exercised	(550,000)	0.35
Cancelled	(25,000)	1.10
Balance, December 31, 2005	1,025,000	$ 0.40

8. **SHARE CAPITAL** (Continued)

d) Options Outstanding (Continued)

During the year ended December 31, 2004, the Company repriced the following outstanding stock options:

NUMBER OF OPTIONS	ORIGINAL EXERCISE PRICE	NEW EXERCISE PRICE	EXPIRY DATE
550,000	$ 0.56	$ 0.35	December 9, 2008
50,000	$ 0.56	$ 0.35	January 6, 2009

All other terms of the options remained unchanged.

An additional $22,000 of stock based compensation expense was recognized by the Company at the time of repricing.

e) Share Purchase Warrants

As at December 31, 2005, warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRY DATE
1,000,000	$ 0.50	February 28, 2006

9. **RELATED PARTY TRANSACTIONS**

a) During the year ended December 31, 2005, the Company incurred management fees of $48,000 (2004 - $48,000), and secretarial and office services of $30,000 (2004 - $34,000) from a company owned by the President.

b) During the year ended December 31, 2005, the Company paid bonuses to directors in the amount of $5,550 (2004 - $6,000).

c) Included in accounts payable and accrued liabilities is $6,555 (2004 - $453) payable to a company controlled by a director.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

10. INCOME TAXES

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2005	2004
Statutory rates	35%	36%
Income tax recovery (expense) at statutory rate	$ 193,000	$ (168,000)
Temporary differences	17,000	6,000
Effect of change in tax rate	10,000	18,000
Non-deductible permanent differences	29,000	140,000
Tax benefits not recognized	(356,000)	(4,000)
Income tax recovery	$ (107,000)	$ -

The components of future income taxes are:

	2005	2004
Non-capital losses carryforwards	$ 94,000	$ 339,000
Resource deductions	117,000	106,000
Capital assets	5,000	4,000
	216,000	449,000
Valuation allowance	(216,000)	(449,000)
Net future tax asset	$ -	$ -

The Company has available tax losses of approximately $272,000 which may be offset against future Canadian taxable income. These losses expire as follows:

2009	$ 100,000
2010	62,000
2014	110,000
	$ 272,000

In addition, the Company has resource related expenditures totalling $1,110,000 (2004 - $1,077,000) which can be carried forward indefinitely to offset future taxable income.

11. SUBSEQUENT EVENTS

a) Subsequent to the year ended December 31, 2005, a director of the Company exercised 1,000,000 warrants for cash proceeds totalling $500,000.

b) Subsequent to the year ended December 31, 2005 the Company entered into a letter of agreement to form a joint venture with the same company described in Note 4, for claims located in New Mexico. The Company has paid US$315,000 as a signing bonus, and advanced US$180,000 towards an exploration earn-in of US$5 million to earn a 50% interest in the project.

c) Subsequent to the year ended December 31, 2005, the Company sold 2,165,000 shares of Majestic Gold Corp. for total proceeds of $1,385,075, and sold 100,000 shares of Miramar Mining Corp. for total proceeds of $372,551. The Company exercised 1,000,000 share purchase warrants of Majestic Gold Corp. for a cost of $500,000.